ASM INTERNATIONAL N.V. REPORT

THIRD QUARTER 2012 OPERATING RESULTS

ALMERE, The Netherlands - October 24, 2012 - ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) reports today its third quarter (unaudited) operating results in accordance with US GAAP.

Highlights

•
Net sales for the third quarter 2012 were EUR 409 million, an increase of 8% quarter-to-quarter and 9% year-on-year. Net sales of our Front-end segment increased 11% quarter-to-quarter while Back-end sales increased by 7%.

•
Result from operations for Q3 2012 was EUR 32 million. Result from operations in Q2 2012 was EUR 39 million while the third quarter of 2011 showed a profit of EUR 51 million (excluding a gain on the bargain purchase of SEAS of EUR 98 million).

•	The Front-end segment's operating loss was EUR 1.6 million compared to a loss of EUR 1.9 million quarter-to-quarter. Q3 2011 showed an operating profit of EUR 13.5 million;

•
The Back-end segment operating profit was EUR 33.6 million compared to EUR 40.5 million quarter-to-quarter. Q3 2011 showed an operating profit of EUR 37.8 million (excluding a gain on the bargain purchase of SEAS of EUR 97.9 million).

•
Third quarter 2012 net earnings were EUR 5 million compared to net earnings of EUR 18 million for the second quarter of 2012 and EUR 30 million for the third quarter of 2011 (excluding a net gain on the bargain purchase of EUR 51 million).

•
Book to bill in the third quarter was 0.7, both for the Front-end and for the Back-end segment. The Backlog decreased from Euro 439 million at the end of the second quarter 2012 to EUR 295 million at the end of the third quarter 2012.

Comment

Commenting on the results, Chuck del Prado, President and Chief Executive Officer of ASM International, said: “While sales, both in Front-end and Back-end showed, despite worsening market conditions, a healthy growth, our results were lagging behind. In our Back-end operations this was mainly caused by increased price pressure, product mix and lower volume in the assembly equipment segment. In our Front-end operations pressure on our gross margin was caused by customer mix and high under-absorption which is mainly due to worsening market conditions during the third quarter. We have started a cost reduction program in our

Front-end operations, which should lead to cost reductions in the course of 2013, especially in our manufacturing and overhead organization.”

Outlook
Based on the current order book we expect for the fourth quarter a double digit sales decrease for both Front- end and Back-end. For our Back-end operations we do only see a recovery earliest in the course of the first quarter of 2013. We expect our Font-end operations to show a strong order intake in Q4.

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International's common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI's website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company's filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company's reports on Form 20-F and Form 6-K. The Company assumes no obligation to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM International will host an investor conference call and web cast on Thursday, October 25, 2012 at 15:00 Continental European Time (9:00 a.m. - US Eastern Time, 9:00 p.m. Hong Kong Time).

The teleconference dial-in numbers are as follows:

•	United States: +1 646 254 3367

•	International: + 44 (0)20 7136 2056

•	Access Code: 6490180

A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast, through November 24, 2012.

The replay dial-in numbers are:

•	United States: +1 347 366 9565

•	England: + 44 (0)20 3427 0598

•	The Netherlands: +31 (0)20 708 5013

•	Hong Kong: +852 3011 4669

•	Access Code: 6490180

Investor Relations:
Erik Kamerbeek
+31 88 100 8500
Erik.Kamerbeek@asm.com

Mary Jo Dieckhaus
+1 212 986 2900
MaryJo.Dieckhaus@asm.com

Media Contacts:
Ian Bickerton
+31 20 6855 955
+31 62501 8512

ANNEX 1

OPERATING AND FINANCIAL REVIEW

The following table shows the operating performance for the third quarter of 2012 as compared to the second quarter of 2012 and the third quarter of 2011:

(EUR millions, except earnings per share)	Q3 2011	Q2 2012	Q3 2012	% Change Q2 2012 to Q3 2012	% Change Q3 2011 to Q3 2012
Net sales	376.1	377.9	409.3	8%	9%
Gross profit	130.7	130.6	125.4	(4)%	(4)%
Gross profit margin %	34.7%	34.6%	30.6%

Selling, general and administrative expenses	(44.8)	(53.8)	(53.6)	0%	19%
Research and development expenses	(34.6)	(38.2)	(40.0)	5%	16%
Gain on bargain purchase SEAS	97.9	-	-
Result from operations	149.2	38.5	31.9	(17)%	(79)%

Net earnings 1)	81.0	17.7	4.9	(72)%	(94)%
Net earnings per share, diluted in euro 1)	€1.32	€0.32	€0.09	(72)%	(93)%
1) allocated to the shareholders of the parent

Net Sales. The following table shows net sales of our Front-end and Back-end segments for the third quarter of 2012 as compared to the second quarter of 2012 and the third quarter of 2011:

(EUR millions)	Q3 2011	Q2 2012	Q3 2012	% Change Q2 2012 to Q3 2012	% Change Q3 2011 to Q3 2012
Front-end	104.1	86.5	96.1	11%	(8)%

Back-end	272.1	291.4	313.2	7%	15%

ASMI consolidated	376.1	377.9	409.3	8%	9%

The third quarter 2012 sales increase in our Front-end segment, compared to the previous quarter, resulted from a higher volume of tool sales. The increase of the Back-end sales came from lead frame and surface mount technology equipment activities.

The impact of currency changes was an increase of 4% quarter to quarter and an increase of 14% year-over-year.

Gross Profit (Margin). The following table shows our gross profit and gross profit margin for our Front-end and Back-end performance for the third quarter of 2012 as compared to the second quarter of 2012 and the third quarter of 2011:

(EUR millions)	Gross profit Q3 2011	Gross profit Q2 2012	Gross profit Q3 2012	Gross profit margin Q3 2011	Gross profit margin Q2 2012	Gross profit margin Q3 2012	Increase or (decrease) percentage points Q2 2012 to Q3 2012	Increase or (decrease) percentage points Q3 2011 to Q3 2012
Front-end	40.6	28.5	30.1	39.0%	33.0%	31.4%	(1.5)	(7.6)

Back-end	90.1	102.0	95.3	33.1%	35.0%	30.4%	(4.6)	(2.7)

ASMI consolidated	130.7	130.6	125.4	34.7%	34.6%	30.6%	(3.9)	(4.1)

The gross profit margin of our Front-end segment in the third quarter decreased 1.5% while efficiency improved strongly, margin was strongly effected by under-absorption (-4%). The Back-end gross profit margin decreased, mainly due to increased price pressure, a worsening of the mix and a lower volume of Assembly and Packaging equipment.

The impact of currency changes was an increase of 4% quarter to quarter and an increase of 15% year-over-year.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our Front-end and Back-end segments for the third quarter of 2012 as compared to the second quarter of 2012 and the third quarter of 2011:

(EUR millions)	Q3 2011	Q2 2012	Q3 2012	% Change Q2 2012 to Q3 2012	% Change Q3 2011 to Q3 2012
Front-end	14.8	15.4	16.3	6%	10%

Back-end	30.0	38.4	37.2	(3)%	24%

ASMI consolidated	44.8	53.8	53.6	0%	19%

Total selling, general and administrative expenses as a percentage of net sales	12%	14%	13%

In the Front-end segment SG&A as a percentage of sales decreased for the third quarter of 2012 to 17%, compared to 18% of the previous quarter. In the Back-end segment SG&A as a percentage of sales decreased from 13% to 12% compared to the previous quarter.

The impact of currency changes was an increase of 3% quarter to quarter and an increase of 13% year-over-year.

Research and Development Expenses. The following table shows research and development expenses for our Front-end and Back-end segments for the third quarter of 2012 as compared to the second quarter of 2012 and the third quarter of 2011:

(EUR millions)	Q3 2011	Q2 2012	Q3 2012	% Change Q2 2012 to Q3 2012	% Change Q3 2011 to Q3 2012
Front-end	12.2	15.1	15.4	2%	26%

Back-end	22.3	23.1	24.5	6%	10%

ASMI consolidated	34.6	38.2	40.0	5%	16%

Total research and development expenses as a percentage of net sales	9%	10%	10%

R&D as a % of sales in the Front-end segment decreased from 17% in Q2, 2012 to 16% in Q3, 2012. In the Back-end segment R&D expenses of 8% were in line with the previous quarter.

The impact of currency changes was an increase of 4% quarter to quarter and an increase of 14% year-over-year.

Result from Operations. The following table shows results from operations for our Front-end and Back-end segments for the third quarter of 2012 as compared to the second quarter of 2012 and the third quarter of 2011:

(EUR millions)	Q3 2011	Q2 2012	Q3 2012	Change Q2 2012 to Q3 2012	Change Q3 2011 to Q3 2012
Front-end	13.5	(1.9)	(1.6)	0.3	(15.1)

Back-end:
-Excluding special items	37.8	40.5	33.6	(6.9)	(4.2)
-Gain on bargain purchase SEAS	97.9	-	-	-	(97.9)
-Including special items	135.7	40.5	33.6	(6.9)	(102.1)

ASMI consolidated	149.2	38.5	31.9	(6.6)	(117.3)

Total result from operations excluding gain on bargain purchase as a percentage of net sales	14%	10%	8%

The impact of currency changes was an increase of 5% quarter to quarter and an increase of 18% year-over-year.

Net Earnings allocated to the shareholders of the parent. The following table shows net earnings for our Front-end and Back-end segments for the third quarter of 2012 as compared to the second quarter of 2012 and the third quarter of 2011:

(EUR millions, except earnings per share)	Q3 2011	Q2 2012	Q3 2012	Change Q2 2012 to Q3 2012	Change Q3 2011 to Q3 2012
Front-end	12.6	1.3	(8.4)	(9.7)	(21.0)

Back-end:
-Excluding special items	17.1	16.5	13.3	(3.1)	(3.8)
-Net gain on bargain purchase SEAS	51.3	-	-	-	(51.3)
-Including special items	68.4	16.5	13.3	(3.1)	(55.0)

Total net earnings allocated to the shareholders of the parent	81.0	17.7	4.9	(12.8)	(76.1)

Net earnings for the Back-end segment reflect our 52.17% ownership of ASM Pacific Technology.

Nine months ended September 30, 2012

The following table shows the operating performance and the percentage change for the nine months ended September 30, 2012 compared to the same period in 2011:

(EUR millions, except earnings per share)	Nine months ended September 30,
	2011	2012	% Change
Net sales	1,282.4	1,098.2	(14)%
Gross profit	476.0	352.6	(26)%
Gross profit margin %	37.1%	32.1%

Selling, general and administrative expenses	(132.9)	(148.6)	12%
Research and development expenses	(94.1)	(111.7)	19%
Gain on bargain purchase SEAS	97.9	-	n/a
Earnings from operations	347.0	92.3	(73)%

Net earnings 1)	171.3	28.9	(83)%

Net earnings per share, diluted 1)	€2.85	€0.52	(82)%

New orders	1,096.3	1,057.3	(4)%
Backlog at end of period	396.5	295.2	(25.5)%
1) allocated to the shareholders of the parent

Net Sales. The following table shows net sales of our Front-end and Back-end segments for the nine months ended September 30, 2012 compared to the same period in 2011:

(EUR millions)	Nine months ended September 30,
	2011	2012	% Change
Front-end	341.9	277.3	(19)%

Back-end	940.5	820.9	(13)%

ASMI consolidated	1,282.4	1,098.2	(14)%

The decrease of net sales in the nine months ended September 30, 2012 in our Front-end segment compared to the same period last year was driven by decreased equipment sales as a result of decreased activity at our customers. In our Back-end segment sales decreased due to a lower activity level in equipment sales (as well IC/DE equipment as assembly equipment).

The impact of currency changes year-over-year was a increase of 10%.

Gross Profit Margin. The following table shows gross profit and gross profit margin for the Front-end and Back-end segments for the nine months ended September 30, 2012 compared to the same period in 2011:

(EUR millions)	Nine months ended September 30,
	Gross profit		Gross profit margin
	2011	2012	2011	2012	Increase or (decrease) percentage points
Front-end	133.6	90.0	39.1%	32.4%	(6.6)

Back-end	342.5	262.6	36.4%	32.0%	(4.4)

ASMI consolidated	476.0	352.6	37.1%	32.1%	(5.0)

The decrease of the gross margin in our Front-end segment compared to the same period last year is mainly attributable to efficiency losses and inventory corrections lower loading of our factories and evaluation tools. The gross profit margin in the Back-end segment decreased mainly due to mix differences (higher lead frame activities), increased price pressure and the lower activity level.

The impact of currency changes year-over-year was a increase of 9%.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our Front-end and Back-end segments for the nine months ended September 30, 2012 compared to the same period in 2011:

(EUR millions)	Nine months ended September 30,
	2011	2012	% Change
Front-end	46.4	46.3	0%

Back-end	86.4	102.3	18%

ASMI consolidated	132.9	148.6	12%

As a percentage of net sales, selling, general and administrative expenses were 14% in the nine months ended September 30, 2012 and 10% in the same period of 2011.

For the nine months ended September 30, 2012 selling, general and administrative expenses as a percentage of net sales of our Front-end segment, increased to 17% compared with 14% for the same period of 2011. For the Back-end segment selling, general and administrative expenses as a percentage of net sales increased from 9% in 2011 to 13% in 2012.

The impact of currency changes year-over-year was a increase of 9%.

Research and Development Expenses. The following table shows research and development expenses for our Front-end and Back-end segments for the nine months ended September 30, 2012 compared to the same period in 2011:

(EUR millions)	Nine months ended September 30,
	2011	2012	% Change
Front-end	34.1	44.4	30%

Back-end	60.0	67.3	12%

ASMI consolidated	94.1	111.7	19%

As a percentage of net sales, research and development expenses were 10% in the nine months ended September 30, 2012 compared to 7% for the same period of 2011.

The impact of currency changes year-over-year was a increase of 9%.

Earnings from Operations. The following table shows earnings from operations for our Front-end and Back-end segments for the nine months ended September 30, 2012 compared to the same period in 2011:

(EUR millions)	Nine months ended September 30,
	2011	2012	Change
Front-end	53.1	(0.7)	(53.8)

Back-end:
-Comparable	196.0	93.0	(103.0)
-Gain on bargain purchase SEAS	97.9	-	(97.9)
-Total	293.9	93.0	(200.9)

ASMI consolidated	347.0	92.3	(254.7)

The impact of currency changes year-over-year was a increase of 10%.

Net Earnings allocated to the shareholders of the parent. The following table shows net earnings for our Front-end and Back-end segments for the nine months ended September 30, 2012 compared to the same period in 2011:

(EUR millions)	Nine months ended September 30,
	2011	2012	Change
Front-end:
-Excluding special items	41.1	(9.7)	(50.8)

-Loss from early extinguishment of debt	(0.8)	-	0.8
-Fair value change conversion options	(4.4)	-	4.4
-Special items	(5.2)	-	5.2

-Including special items	35.9	(9.7)	(45.6)

Back-end:
-Excluding special items	84.1	38.5	(45.6)
-Net gain on bargain purchase SEAS	51.3	-	(51.3)
-Including special items	135.4	38.5	(96.9)

ASMI consolidated, total earnings 1)	171.3	28.9	(142.4)
1) Allocated to the shareholders of the parent

Net earnings for the Back-end segment reflect our 52.17% ownership of ASM Pacific Technology.

Bookings and backlog

The following table shows, for our Front-end and Back-end segments, the level of new orders for the third quarter of 2012 and the backlog at the end of the third quarter of 2012 as compared to the second quarter of 2012 and the third quarter of 2011:

(EUR millions, except earnings per share)	Q3 2011	Q2 2012	Q3 2012	% Change Q2 2012 to Q3 2012	% Change Q3 2011 to Q3 2012
Front-end
Backlog at the beginning of the quarter	121.7	89.1	92.2	3%	(24)%
- New orders for the quarter	93.2	85.8	64.3	(25)%	(31)%
- Net sales for the quarter	(104.1)	(86.5)	(96.1)	11%	(8)%
- FX-effect for the quarter	5.4	3.8	(3.1)	n/a	n/a

Backlog at the end of the quarter	116.2	92.2	57.3	(38)%	(51)%

Book-to-bill ratio (new orders divided by net sales)	0.9	1.0	0.7

Back-end
Backlog at the beginning of the quarter	314.6	283.9	346.9	22%	10%
- New orders for the quarter	219.4	334.3	209.9	(37)%	(4)%
- Net sales for the quarter	(272.1)	(291.4)	(313.2)	7%	15%
- FX-effect for the quarter	18.3	20.1	(5.7)	n/a	n/a

Backlog at the end of the quarter	280.4	346.9	237.9	(31)%	(15)%

Book-to-bill ratio (new orders divided by net sales)	0.8	1.1	0.7

ASMI consolidated
Backlog at the beginning of the quarter	436.3	373.0	439.1	18%	1%
- New orders for the quarter	312.6	420.1	274.2	(35)%	(12)%
- Net sales for the quarter	(376.1)	(377.9)	(409.3)	8%	9%
- FX-effect for the quarter	23.7	23.8	(8.8)	n/a	n/a

Backlog at the end of the quarter	396.5	439.1	295.2	(33)%	(26)%

Book-to-bill ratio (new orders divided by net sales)	0.8	1.1	0.7

Liquidity and capital resources

Net cash used by operations was EUR 20 million for the third quarter of 2012, as compared to EUR 27 million for the second quarter of 2012. For the third quarter of 2011 net cash provided by operations was EUR 64 million. For the nine months ended September 30, 2012, EUR 8 million net cash was used by operations compared to EUR 177 million cash provided for the same period previous year.

Net cash used in investing activities was EUR 15 million for the third quarter of 2012, as compared to EUR 18 million for the second quarter of 2012 and EUR 22 million for the third quarter of 2011. For the nine months ended September 30, 2012, EUR 51 million net cash was used for investing activities compared to EUR 70 million for the same period previous year.

Net cash used in financing activities was EUR 5 million for the third quarter of 2012, as compared EUR 27 million provided for the second quarter of 2012. For the third quarter of 2011 net cash used in financing activities of EUR 53 million was reported. For the nine months ended September 30, 2012, EUR 38 million net cash was used for financing activities compared to EUR 68 million for the same period previous year.

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, increased from EUR 458 million at June 30, 2012 to EUR 507 million at September 30, 2012.

The number of outstanding days of working capital, measured against quarterly sales, decreased from 112 days at June 30, 2012 to 111 days at September 30, 2012. For the same period both our Front-end segment and our Back-end segment remained on the same level of respectively 113 days and 111 days.

Sources of liquidity. At September 30, 2012, the Company’s principal sources of liquidity consisted of EUR 297 million in cash and cash equivalents and EUR 270 million in undrawn bank lines. Approximately EUR 112 million of the cash and cash equivalents and EUR 107 million of the undrawn bank lines are restricted to use in the Company’s Back-end operations. EUR 5 million of the cash and cash equivalents and EUR 13 million in undrawn bank lines are restricted to use in the Company’s Front-end operations in Japan.

ASM INTERNATIONAL N.V.
CONSOLIDATED STATEMENTS OF OPERATIONS

(EUR thousands, except earnings per share date)	Three months ended September 30,		Nine months ended September 30,
	2011	2012	2011	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net sales	376,136	409,284	1,282,384	1,098,165
Cost of sales	(245,439)	(283,857)	(806,368)	(745,564)
Gross profit	130,697	125,428	476,015	352,600

Operating expenses:
Selling, general and administrative	(44,825)	(53,556)	(132,876)	(148,592)
Research and development	(34,574)	(39,951)	(94,050)	(111,684)
Net gain on bargain purchase	97,894	—	97,895	—
Restructuring expenses	—	—	—	—
Total operating expenses	18,495	(93,506)	(129,032)	(260,275)
Earnings from operations	149,193	31,922	346,983	92,326
Net interest expense	(2,744)	(3,112)	(8,321)	(8,314)
Loss from early extinguishment of debt	(824)	—	(824)	—
Accretion of interest	(1,140)	(1,221)	(3,290)	(3,724)
Revaluation conversion option	—	—	(4,378)	—
Foreign currency exchange gains (losses)	6,416	(5,835)	1,813	(2,518)
Earnings before income taxes	150,901	21,754	331,983	77,769
Income tax expense	(7,739)	(4,631)	(37,482)	(13,542)
Net earnings	143,161	17,123	294,501	64,227

Allocation of net earnings
Shareholders of the parent	80,971	4,908	171,325	28,882
Minority interest	62,190	12,215	123,176	35,345

Net earnings per share, allocated to the shareholders of the parent:
Basic net earnings	1.46	0.09	3.11	0.52
Diluted net earnings (1)	1.32	0.09	2.85	0.52

Weighted average number of shares used in
computing per share amounts (in thousands):
Basic	55,328	54,989	55,154	55,175
Diluted (1)	64,891	55,433	64,875	55,545

(1) The calculation of diluted net earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings due to the related impact on interest expense. The calculation is done for each reporting period individually. Both for the three months ended September 30, 2012 and for the nine months ended September 30 2012, the effect of a potential conversion of convertible debt into 9,074,410 common shares was anti dilutive and no adjustments have been reflected in the diluted weighted average number of shares and net earnings per share for these periods. The possible increase of common shares caused by employee stock options for the three months ended September 30, 2012 with 443,813 common shares and for the nine month ended September 30, 2012 with 369,397 common shares, adjustments have been reflected in the diluted weighted average number of shares and net earnings per share for this period.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.
CONSOLIDATED BALANCE SHEETS

(EUR thousands, except share data)	December 31,	September 30,
Assets	2011	2012
		(unaudited)

Cash and cash equivalents	390,250	297,317
Accounts receivable, net	330,891	358,901
Inventories, net	376,667	433,518
Income taxes receivable	907	1,735
Deferred tax assets	14,350	15,390
Other current assets	76,020	90,913
Total current assets	1,189,084	1,197,774

Pledged cash	20,000	20,000
Debt issuance costs	4,389	3,236
Deferred tax assets	13,072	21,093
Other intangible assets	14,776	13,698
Goodwill, net	52,131	52,462
Investments	1,044	1,044
Other non current assets	6,695	6,850
Assets held for sale	6,862	6,753
Evaluation tools at customers	13,987	16,798
Property, plant and equipment, net	260,180	274,841
Total Assets	1,582,221	1,614,548

Liabilities and Shareholders' Equity

Notes payable to banks	40,680	85,061
Accounts payable	157,549	176,337
Accrued expenses	159,613	143,665
Advance payments from customers	29,621	37,436
Deferred revenue	6,340	1,029
Income taxes payable	54,878	34,073
Deferred tax liability - current	3,513	86
Current portion of long-term debt	4,332	723
Total current liabilities	456,527	478,410

Pension liabilities	9,887	7,928
Deferred tax liabilities	868	1,214
Provision for warranty	6,828	5,382
Long-term debt	15,319	4,980
Convertible subordinated debt	135,078	138,590
Conversion option	—	—
Total Liabilities	624,507	636,503

Shareholders' Equity:

Common shares

Authorized 110,000,000 shares, par value € 0.04,
issued and outstanding 55,377,020 and 54,992,040 shares	2,215	2,220
Financing preferred shares, issued none	—	—
Preferred shares, issued and outstanding none	—	—
Capital in excess of par value	376,217	380,432
Treasury shares at cost	—	(13,361)
Retained earnings	301,515	302,927
Accumulated other comprehensive loss	(20,151)	(4,745)
Total Shareholders' Equity	659,796	667,472

Non-controlling interest	297,918	310,572
Total Equity	957,714	978,045

Total Liabilities and Equity	1,582,221	1,614,548

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(EUR thousands)	Three months ended September 30,		Nine months ended September 30,
	2011	2012	2011	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net earnings	143,161	17,159	294,501	64,276
Adjustments to reconcile net earnings to net cash from
operating activities:
Depreciation and amortization	11,158	15,099	34,145	41,900
Impairment charges	—	—	—	96
Amortization of debt issuance costs	1,254	380	2,103	1,153
Compensation expense employee stock option plan	5,184	7,862	11,922	16,919
Revaluation conversion option	—	—	4,378	—
Additional non-cash interest convertible	1,140	1,221	3,290	3,724
Net gain on bargain purchase	(97,895)	—	(97,895)	—
Income taxes	5,814	724	10,960	(20,914)
Deferred income taxes	(952)	(2,514)	(5,575)	(12,159)
Changes in other assets and liabilities:
Inventories	20,499	10,780	(44,887)	(53,104)
Accounts receivable	43,938	(20,880)	30,235	(29,032)
Accounts payable	(65,092)	(33,497)	(37,419)	17,443
Other current assets	(4,127)	(16,144)	(29,128)	(37,907)
Net cash provided (used) by operating activities	64,082	(19,810)	176,630	(7,605)

Cash flows from investing activities:
Capital expenditures	(21,951)	(14,100)	(69,652)	(48,506)
Purchase of intangible assets	(429)	(700)	(742)	(2,982)
Acquisition of business	—	—	(994)	—
Proceeds from sale of property, plant and equipment	694	252	1,268	629
Net cash used in investing activities	(21,686)	(14,548)	(70,119)	(50,859)

Cash flows from financing activities:
Notes payable to banks, net	(5,284)	18,567	3,020	45,441
Cash from business combination	(17,580)	—	33,150	—
Net proceeds from long-term debt and subordinated debt	(1,458)	—	(1,458)	—
Repayments of long-term debt and subordinated debt	(1,399)	(11,956)	(4,661)	(14,130)
Purchase of treasury shares	—	—	—	(13,361)
Change in minority interest	—	—	—	(3,552)
Proceeds from issuance of common shares	46	422	4,001	1,760
Dividend to minority shareholders ASMPT	(27,166)	(12,182)	(79,474)	(27,024)
Dividend to shareholders ASMI	—	(97)	(22,114)	(27,519)
Net cash provided (used) in financing activities	(52,841)	(5,246)	(67,536)	(38,385)
Exchange rate effects	2,607	3,192	(8,642)	3,918
Net increase (decrease) in cash and cash equivalents	(7,838)	(36,412)	30,332	(92,931)
Cash and cash equivalents at beginning of period	378,462	333,732	340,294	390,250
Cash and cash equivalents at end of period	370,627	297,317	370,627	297,317
Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.
DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION

The Company organizes its activities in two operating segments, Front-end and Back-end.
The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority interest of 52.17% at September 30, 2012, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment's main operations are located in Hong Kong, Singapore, the People's Republic of China and Malaysia.

(EUR thousands)	Three months ended September 30, 2011
	Front-end	Back-end	Total
	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	104,075	272,062	376,136
Gross profit	40,570	90,127	130,697
Earnings from operations	13,489	135,704	149,193
Net interest income (expense)	(2,955)	212	(2,744)
Loss resulting from early extinguishment of debt	(824)	—	(824)
Accretion of interest	(1,140)	—	(1,140)
Foreign currency exchange gains (losses)	5,019	1,397	6,416
Income tax income (expense)	(983)	(6,756)	(7,739)
Net earnings	12,605	130,556	143,161

Net earnings allocated to:
Shareholders of the parent			80,971
Minority interest			62,190

Capital expenditures and purchase of intangible assets	2,669	19,712	22,380
Depreciation and amortization	3,420	7,738	11,158

	Three month ended September 30, 2012
	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	96,072	313,212	409,284
Gross profit	30,135	95,292	125,428
Earnings (loss) from operations	(1,648)	33,569	31,922
Net interest income (expense)	(3,163)	52	(3,112)
Accretion of interest	(1,201)	(20)	(1,221)
Foreign currency exchange gains (losses)	(4,279)	(1,556)	(5,835)
Income tax income (expense)	1,877	(6,508)	(4,631)
Net earnings	(8,414)	25,537	17,123

Net earnings allocated to:
Shareholders of the parent			4,908
Minority interest			12,215

Capital expenditures and purchase of intangible assets	2,296	12,504	14,801
Depreciation and amortization	4,597	10,501	15,099

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.
DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (2/2)

(EUR thousands)	Nine months ended September 30, 2011
	Front-end	Back-end	Total
	(unaudited)	(unaudited)	(unaudited)

Net sales to unaffiliated customers	341,905	940,479	1,282,384
Gross profit	133,562	342,454	476,015
Earnings from operations	53,059	293,924	346,983
Net interest income (expense)	(9,408)	1,087	(8,321)
Loss resulting from early extinguishment of debt	(824)	—	(824)
Accretion of interest	(3,290)	—	(3,290)
Revaluation conversion option	(4,378)	—	(4,378)
Foreign currency exchange losses	1,792	20	1,813
Income tax expense	(1,033)	(36,448)	(37,482)
Net earnings	35,918	258,583	294,501

Net earnings allocated to:
Shareholders of the parent			171,325
Minority interest			123,176

Capital expenditures and purchase of intangible assets	11,295	59,099	70,394
Depreciation and amortization	10,333	23,812	34,145

Cash and cash equivalents	218,966	151,661	370,627
Capitalized goodwill	10,737	39,112	49,849
Other intangible assets	4,738	5,496	10,234
Other identifiable assets	319,788	795,661	1,115,448
Total assets	554,228	991,929	1,546,157
Total debt	157,877	11,446	169,323
Headcount in full-time equivalents (1)	1,611	16,180	17,791

	Nine months ended September 30, 2012
	(unaudited)	(unaudited)	(unaudited)

Net sales to unaffiliated customers	277,305	820,859	1,098,165
Gross profit	89,980	262,620	352,600
Earnings from operations	(702)	93,028	92,326
Net interest income (expense)	(8,778)	463	(8,314)
Accretion of interest	(3,511)	(213)	(3,724)
Revaluation conversion option	—	—	—
Foreign currency exchange gains (losses)	(947)	(1,570)	(2,518)
Income tax income (expense)	4,276	(17,818)	(13,542)
Net earnings (loss)	(9,663)	73,890	64,227

Net earnings allocated to:
Shareholders of the parent			28,882
Minority interest			35,345

Capital expenditures and purchase of intangible assets	13,795	37,694	51,489

Depreciation and amortization	12,714	29,186	41,900

Cash and cash equivalents	184,902	112,416	297,317
Pledged cash	—	20,000	20,000
Capitalized goodwill	11,421	41,042	52,462
Other intangible assets	9,483	4,215	13,698
Other identifiable assets	346,823	884,247	1,231,070
Total assets	552,628	1,061,920	1,614,548
Total debt	144,293	85,060	229,353
Headcount in full-time equivalents (1)	1,702	16,681	18,383

(1) Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Basis of Presentation
ASM International N.V, (“ASMI”) follows accounting principles generally accepted in the United States of America (“US GAAP”).
Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.
Principles of Consolidation
The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries, where ASMI holds a controlling interest. The non-controlling interest of third parties is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation.
Change in accounting policies
No significant changes in accounting policies incurred during the third quarter of 2012.

ASM INTERNATIONAL N.V.
RECONCILIATION US GAAP - IFRS

Accounting principles under IFRS

ASMI’s primary consolidated financial statements are and will continue to be prepared in accordance with US GAAP. However, ASMI is required under Dutch law to report its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”). As a result of the differences between IFRS and US GAAP that are applicable to ASMI, the Consolidated Statement of Operations and Consolidated Balance Sheet reported in accordance with IFRS differ from those reported in accordance with US GAAP. The major differences relate to development costs, goodwill, inventory obsolescence reserve, pension plans and preferred shares.

The reconciliation between IFRS and US GAAP is as follows:
(EUR thousands, except per share date)	Three months ended September 30,		Nine months ended September 30,
	Net earnings
	2011	2012	2011	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

US GAAP	143,161	17,123	294,501	64,227
Adjustments for IFRS:
Reversal inventory write downs	(229)	23	(1,486)	101
Tax rate difference on eliminated intercompany profit	—	(2)	—	(1,155)
Development expenses	2,899	2,201	6,708	8,442
Debt issuance fees	(461)	115	(160)	338
Total adjustments	2,209	2,337	5,062	7,726

IFRS	145,370	19,460	299,563	71,953

IFRS allocation of net earnings:
Shareholders	83,180	7,246	176,387	37,160
Minority interest	62,190	12,214	123,176	34,793

Net earnings per share, allocated to the shareholders of the parent:
Basic	1.50	0.13	3.20	0.67
Diluted	1.35	0.13	2.92	0.67

(EUR thousands)			Total Equity
			September 30,
			2011	2012
			(unaudited)	(unaudited)

US GAAP			904,050	978,045
Adjustments for IFRS:
Goodwill			(10,220)	(10,671)
Debt issuance fees			(1,286)	(843)
Reversal inventory write downs			1,794	1,673
Development expenses			41,400	53,624
Tax rate difference on eliminated intercompany profit			—	(388)

Pension plans	565	(179)
Total adjustments	32,253	43,216

IFRS	936,303	1,021,261

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.